Exhibit 99.2

Quarterly Report

For the quarter ended

June 30, 2006

Adherex Technologies Inc.

(a development stage company)

Consolidated Balance Sheets

U.S. dollars and shares in thousands, except per share information

	June 30, 2006	December 31, 2005
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$12,265	$11,916
Cash pledged as collateral	53	53
Short-term investments	—	1,175
Accounts receivable	17	15
Investment tax credits recoverable	74	129
Prepaid expense	66	59
Other current assets	50	52

Total current assets	12,525	13,399

Capital assets	342	374
Leasehold inducements	479	518
Acquired intellectual property rights	13,066	14,154

Total assets	$26,412	$28,445

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	$655	$1,385
Accrued liabilities	1,699	1,279

Total current liabilities	2,354	2,664

Deferred lease inducement	581	537
Future income taxes	4,776	5,174
Other long-term liabilities	40	13

Total liabilities	7,751	8,388

Commitments and contingencies

Shareholders’ equity
Common stock, no par value; unlimited shares authorized; 50,382 and 42,629 shares issued and outstanding, respectively	46,488	41,268
Contributed surplus	26,443	25,338
Cumulative translation adjustment	5,850	5,850
Deficit accumulated during development stage	(60,120)	(52,399)

Total shareholders’ equity	18,661	20,057

Total liabilities and shareholders’ equity	$26,412	$28,445

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Operations

U.S. dollars and shares in thousands, except per share information

Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	3,268	3,360	5,828	5,378
General and administration	711	900	1,458	1,618
Amortization of acquired intellectual property rights	544	680	1,088	1,361

Loss from operations	(4,523)	(4,940)	(8,374)	(8,357)

Interest expense	(1)	(3)	(2)	(7)
Interest income	126	72	257	125

	125	69	255	118

Loss before income taxes	(4,398)	(4,871)	(8,119)	(8,239)

Recovery of future income taxes	199	249	398	498

Net loss	$(4,199)	$(4,622)	$(7,721)	$(7,741)

Accumulated deficit - Beginning of period	(55,921)	(36,273)	(52,399)	(33,154)

Accumulated deficit - End of period	$(60,120)	$(40,895)	$(60,120)	$(40,895)

Net loss per share of common stock, basic and diluted	$(0.09)	$(0.13)	$(0.17)	$(0.21)

Weighted-average number of shares of common stock outstanding, basic and diluted	47,145	36,541	44,899	36,538

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Cash Flows

U.S. dollars and shares in thousands, except per share information

Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Cash flows from (used in):
Operating activities:
Net loss	$(4,199)	$(4,622)	$(7,721)	$(7,741)
Adjustments for non-cash items:
Amortization of capital assets	18	76	37	164
Amortization of acquired intellectual property rights	544	680	1,088	1,361
Recovery of future income taxes	(199)	(249)	(398)	(498)
Amortization of leasehold inducements	42	—	83	—
Stock-based compensation to consultants	—	65	—	65
Stock-based employee compensation	140	686	283	874
Changes in operating assets and liabilities	(10)	1,219	(249)	1,042

Net cash used in operating activities	(3,664)	(2,145)	(6,877)	(4,733)

Investing activities:
Purchase of capital assets	—	(14)	(5)	(33)
Redemption of short-term investments	391	—	1,175	—

Net cash provided (used) in investing activities	391	(14)	1,170	(33)

Financing activities:
Issuance of common stock and warrants	6,096	—	6,096	—
Proceeds from exercise of stock options	—	25	—	25
Stock issuance costs	(55)	2	(55)	(143)
Security deposits	(12)	—	28	—
Other liability repayments	—	(18)	(13)	(36)

Net cash provided (used) in financing activities	6,029	9	6,056	(154)

Net change in cash and cash equivalents	2,756	(2,150)	349	(4,920)

Cash and cash equivalents - Beginning of period	9,509	14,703	11,916	17,473

Cash and cash equivalents - End of period	$12,265	$12,553	$12,265	$12,553

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements

U.S. dollars and shares in thousands, except per share information

1.	Going Concern

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, which contemplates that Adherex Technologies Inc. will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The use of these principles may not be appropriate because at June 30, 2006 there was significant doubt that the Company will be able to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the raising of additional financial resources.

The Company’s management is considering all financing alternatives and is seeking to raise additional funds for operations from current stockholders, other potential investors or other sources. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

The financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classification used, that would be necessary if the going concern assumption were not appropriate, and such adjustments could be material.

2.	Nature of Operations

Adherex Technologies Inc. (“Adherex”), together with its wholly-owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc. (“CBI”), a wholly-owned Canadian subsidiary, collectively referred to herein as the “Company,” is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer.

3.	Significant Accounting Policies

Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of Adherex Technologies Inc. and its wholly-owned subsidiaries. The accounting policies used in the preparation of these interim financial statements conform to those used in the Company’s annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s audited financial statements and notes for the year ended December 31, 2005.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

4.	Acquired Intellectual Property

On November 20, 2002 Adherex acquired certain intellectual property rights directed to therapeutics with a focus in chemoprotection and chemoenhancement. The intellectual property rights reside in Oxiquant, a holding company with no active business.

The acquired intellectual property rights are being amortized over their estimated useful lives of 10 years. The amortization of the acquired intellectual property rights totaled $1,088 and $1,361 for the six-month periods ended June 30, 2006 and 2005, respectively.

5.	Shareholders’ Equity

Stock-based Compensation

Stock-based compensation expense relating to employees totaled $283 for the six-months ended June 30, 2006 and $874 for the six-months ended June 30, 2005. The Company has not granted any stock options during the six-month period ended June 30, 2006. During the same period in 2005, the Company issued 756 stock options. To estimate the value of the stock options granted during six-months ended June 30, 2005, the Black-Scholes option pricing model was used with the following calculation assumptions: expected dividend 0%, risk free interest rate of 3.73%, volatility of 71% and expected life of seven years.

There was no stock-based compensation expense relating to external consultants for the six-month periods ended June 30, 2006 and $65 for the six month period ended June 30, 2005.

May Private Placement

On May 8, 2006, the Company completed a private placement of equity securities for gross proceeds of $6,512 for 7,753 units at a price of $0.84 per unit providing net proceeds of $6,096 after deducting broker fees and certain other expenses. Each unit consisted of one common share and 0.30 of a common share purchase warrant. The private placement comprised an aggregate of 7,753 shares of common stock, along with 2,326 investor warrants and 465 broker warrants to acquire additional shares of Adherex common stock. Each whole investor warrant entitles the holder to acquire one additional share of Adherex common stock at an exercise price of $0.97 per share for a period of four years. Each whole broker warrant entitles the holder to acquire one share of Adherex common stock at an exercise price of $0.97 per share for a period of two years. The investor warrants, with a value of $822 based on the Black-Scholes option pricing model, have been allocated to contributed surplus and the remaining balance of $5,220 has been credited to common stock.